                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                            Everest Investors 10, LLC
                           Everest Properties II, LLC
--------------------------------------------------------------------------------
                                    (Bidders)

                 Class A Units of Limited Partnership Interests
                 Original Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
--------------------------------------------------------------------------------
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

       Transaction Valuation: $1,657,650(1) Amount of Filing Fee: $332.00

(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: Not Applicable       Filing party: Not Applicable

     Form or registration no.: Not Applicable     Date filed: Not Applicable

                                 Schedule 14D-1

     CUSIP No :  None

    ---------  -----------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Everest Investors 10, LLC; IRS No. 95-4671899
               Everest  Properties II, LLC; IRS No. 95-4599059
    ---------  -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER                (a) [ ]
               OF A GROUP*                                          (b) [X]
    ---------  -----------------------------------------------------------------
     3.        SEC USE ONLY
    ---------  -----------------------------------------------------------------
     4.        SOURCE OF FUNDS*
               AF
    ---------  -----------------------------------------------------------------
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(e) OR 2(f)              [ ]
               Not Applicable
    ---------  -----------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               Everest Investors 10, LLC - California
               Everest Properties II, LLC - California
    ---------  -----------------------------------------------------------------
    7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None
    ---------  -----------------------------------------------------------------
    8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES    [ ]
               CERTAIN SHARES
               Not Applicable
    ---------  -----------------------------------------------------------------
    9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               Not Applicable
    ---------  -----------------------------------------------------------------
    10.        TYPE OF REPORTING PERSON*
               Everest Investors 10, LLC - OO
               Everest Properties II, LLC - OO
    ---------  -----------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to an offer by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a
California limited liability company owned by Everest Properties II, LLC ("EPII"), a California limited liability company, and Blackacre Everest, LLC ("Blackacre"), a Delaware limited liability company, to purchase up to 3,240 class A units ("Class A Units") and 7,530 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $500 per Class A Unit and $5 per Original Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per unit, if any, made to unit holders by the Partnership after February 1, 1999, and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 1999, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal", which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 11(a)(1) and 11(a)(2) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. As used herein, the term "Units" shall mean the Class A Units, the Original Units, or both.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 11300 Sorrento Valley Road, Suite 108, San Diego, California 92121.

     (b) The classes of equity securities to which this Statement relates are Class A Units and Original Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth on the cover page, in the "Introduction" and "Certain Information Concerning the Partnership
- Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in the "Introduction," "Purpose of the Offer" and "Determination of Purchase Price - Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d), (g) Reference is hereby made to the information set forth on the cover page and in the "Certain Information Concerning the Purchaser" and
Schedule I concerning the directors and executive officers of EPII and Blackacre ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, EPII or, to the knowledge of each of the Purchaser and EPII, Blackacre or any of the Directors and Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," "Purpose of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (g) of Item 5 of Schedule 14D-1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction" and "Certain Information Concerning the Partnership - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Certain Information Concerning the Partnership-Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in "Certain Legal Matters - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF BIDDER.

     Certain information regarding Purchaser's method of financing the Offer and the Purchaser's financial condition is set forth in "Certain Information Concerning the Purchaser - Source of Funds" and Appendix B of the Offer to Purchaser and is incorporated herein by reference. The incorporation by reference herein of the above-referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) Reference is hereby made to the information set forth in "Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of each of the Purchaser and EPII, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     11(a)(1) Cover Letter to holders of Class A Units and Original Units of the Partnership and the related Offer to Purchase, dated February 24, 1999.

     11(a)(2)   Agreement   of  Transfer   and  Letter  of   Transmittal,   with
Instructions.

     11(a)(3) Summary Publication.

     11(a)(4) Cover Sheet for Distributed Materials.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1999


                                                 EVEREST INVESTORS 10, LLC
                                                 By: EVEREST PROPERTIES II, LLC,
                                                     Manager

                                                     By:  /s/ David I. Lesser
                                                     ---------------------------
                                                        David I. Lesser
                                                        Executive Vice President



                                                 EVEREST PROPERTIES II, LLC


                                                 By:  /s/ David I. Lesser
                                                 -------------------------------
                                                     David I. Lesser
                                                     Executive Vice President

                                 EXHIBIT INDEX


     Exhibit No.               Description
     -----------               -----------

     11(a)(1) Cover Letter to holders of Class A Units and Original Units of the Partnership and the related Offer to Purchase, dated February 24, 1999.

     11(a)(2)       Agreement of Transfer and Letter of Transmittal, with
                    Instructions.

     11(a)(3)       Summary Publication.

     11(a)(4)       Cover Sheet for Distributed Materials.